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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1

          Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act Of 1934

                                      and

                                 Statement on
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                ---------------

                          Information Advantage, Inc.
                           (Name of Subject Company)

                      Sterling Software Acquisition Corp.

                            Sterling Software, Inc.
                                   (Bidders)

                                ---------------

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  45669P 10 1

                     (CUSIP Number of Class of Securities)

                                ---------------

                          Don J. McDermett, Jr., Esq.
                            Sterling Software, Inc.
                              300 Crescent Court
                                  Suite 1200
                              Dallas, Texas 75201
                           Telephone: (214) 981-1000
                           Facsimile: (214) 981-1265

      (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of Bidders)

                                   Copy to:

                           Richard J. Grossman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

                           CALCULATION OF FILING FEE
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
            Transaction Valuation*                         Amount of Filing Fee**
               $197,611,836.50                                   $39,522.37

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 * Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 30,401,821 shares of common stock, $.01 par value (including the associated Preferred Stock Purchase Rights, the "Shares") (which represents 25,381,011 Shares outstanding, 4,765,810 Shares reserved for issuance upon the exercise of options, 30,000 Shares reserved for issuance upon the exercise of warrants, and 225,000 Shares issuable under the Employee Stock Purchase Plan (the "ESPP") of Information Advantage, Inc. (the "Company")), at a price per Share of $6.50 in cash. Such number of Shares represents all the Shares outstanding as of July 15, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 225,000 Shares under the ESPP.

** The amount of the filing fee, calculated in accordance with rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Sterling Software Acquisition Corp. for such number of Shares.

[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable    Filing Party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed: Not Applicable

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

CUSIP No. 45669P 10 1

14D-1/13D

  (1)NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                Sterling Software Acquisition Corp.
                IRS ID No.: Applied for
-------------------------------------------------------------------------------
  (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) ( )
                (b) ( )
-------------------------------------------------------------------------------
  (3)SEC USE ONLY
-------------------------------------------------------------------------------
  (4)SOURCE OF FUNDS*
                AF
-------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)     ( )
-------------------------------------------------------------------------------
  (6)CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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 NUMBER OF                   (7)SOLE VOTING POWER
 SHARES                                       0
 BENEFICIALLY            ------------------------------------------------------
 OWNED BY
 EACH                        (8)SHARED VOTING POWER
 REPORTING                             6,305,846*
 PERSON                  ------------------------------------------------------
 WITH
                             (9)SOLE DISPOSITIVE POWER
                                              0
                         ------------------------------------------------------
                             (10)SHARED DISPOSITIVE POWER
                                       6,305,846*
-------------------------------------------------------------------------------
  (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,305,846*
-------------------------------------------------------------------------------
  (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES ( )
-------------------------------------------------------------------------------
  (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.7**
-------------------------------------------------------------------------------
  (14)TYPE OF REPORTING PERSON
                CO

 * On July 15, 1999, Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain significant stockholders and executive officers and the directors (collectively, the "Stockholders") of Information Advantage, Inc., a Delaware corporation (the "Company"), pursuant to which the Stockholders, among other things, granted to Parent an option to purchase an aggregate of 6,305,846 shares of common stock, $.01 par value per share (including the associated Preferred Stock Purchase Rights, the "Shares"), of the Company owned by them. The Stockholder Agreements are described more fully in
   Section 11 of the Offer to Purchase, dated July 21, 1999.
** This calculation assumes the purchase of 30,401,821 Shares (which represents 25,381,011 Shares outstanding, 4,765,810 Shares reserved for issuance upon the exercise of options, 30,000 Shares reserved for issuance upon the exercise of warrants, and 225,000 Shares issuable under the Employee Stock Purchase Plan (the "ESPP")), at a price per Share of $6.50 in cash. Such number of Shares represents all the Shares outstanding as of July 15, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 225,000 Shares under the ESPP. The 6,305,846 Shares subject to the Stockholder Agreements represent approximately 24.8% of the 25,381,011 currently outstanding Shares.

CUSIP No.45669P 10 1

14D-1/13D

  (1)NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                Sterling Software, Inc.
                IRS ID No.: 75-1873956
-------------------------------------------------------------------------------
  (2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) ( )
                (b) ( )
-------------------------------------------------------------------------------
  (3)SEC USE ONLY
-------------------------------------------------------------------------------
  (4)SOURCE OF FUNDS*
                WC
-------------------------------------------------------------------------------
  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      ( )
-------------------------------------------------------------------------------
  (6)CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------------------------------------------------------------------------------
 NUMBER OF                   (7)SOLE VOTING POWER
 SHARES                                       0
 BENEFICIALLY            ------------------------------------------------------
 OWNED BY
 EACH                        (8)SHARED VOTING POWER
 REPORTING                             6,305,846*
 PERSON                  ------------------------------------------------------
 WITH
                             (9)SOLE DISPOSITIVE POWER
                                              0
                         ------------------------------------------------------
                             (10)SHARED DISPOSITIVE POWER
                                       6,305,846*
-------------------------------------------------------------------------------
  (11)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,305,846*
-------------------------------------------------------------------------------
  (12)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES ( )
-------------------------------------------------------------------------------
  (13)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.7**
-------------------------------------------------------------------------------
  (14)TYPE OF REPORTING PERSON
                CO

 * On July 15, 1999, Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain significant stockholders and executive officers and the directors (collectively, the "Stockholders") of Information Advantage, Inc., a Delaware corporation (the "Company"), pursuant to which the Stockholders, among other things, granted to Parent an option to purchase an aggregate of 6,305,846 shares of common stock, $.01 par value per share (including the associated Preferred Stock Purchase Rights, the "Shares"), of the Company owned by them. The Stockholder Agreements are described more fully in
   Section 11 of the Offer to Purchase, dated July 21, 1999.
** This calculation assumes the purchase of 30,401,821 Shares (which represents 25,381,011 Shares outstanding, 4,765,810 Shares reserved for issuance upon the exercise of options, 30,000 Shares reserved for issuance upon the exercise of warrants, and 225,000 Shares issuable under the Employee Stock Purchase Plan (the "ESPP")), at a price per Share of $6.50 in cash. Such number of Shares represents all the Shares outstanding as of July 15, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 225,000 Shares under the ESPP. The 6,305,846 Shares subject to the Stockholder Agreements represent approximately 24.8% of the 25,381,011 currently outstanding Shares.

  This Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relates to the offer by Sterling Software Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock," and including the associated Preferred Stock Purchase Rights, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

Item 1. Security and Subject Company.

  (a) The name of the subject company is Information Advantage, Inc.. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share, including the associated Preferred Stock Purchase Rights, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

  (e) and (f) During the last five years, neither Purchaser nor Parent and, to the best knowledge of Purchaser or Parent, none of the persons listed in
Schedule I to the Offer to Purchase, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) and (b) The information set forth in Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) The information set forth in the Introduction and Section 10 ("Sources and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in the Introduction and Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the Introduction, Section 14 ("Conditions to the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Materials to be Filed as Exhibits.

(a)(1) Offer to Purchase dated July 21, 1999.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Joint Press Release of Parent and the Company dated July 16, 1999.

(a)(8) Press Release of Parent dated July 21, 1999.

(a)(9) Summary Advertisement dated July 21, 1999.

(b)    None.

(c)(1) Agreement and Plan of Merger, dated as of July 15, 1999, by and among Parent, Purchaser and the Company.

(c)(2) Form of Stockholder Agreement, dated as of July 15, 1999, by and among Parent, Purchaser and Norwest Equity Partners IV, Norwest Equity Partners V, St. Paul Fire and Marine Insurance Company and St. Paul Venture Capital IV L.L.C. (together with a schedule indicating the number of Shares owned by each such entity).

(c)(3) Form of Stockholder Agreement, dated as of July 15, 1999, by and among Parent, Purchaser and all of the directors and certain of the executive officers of the Company (together with a schedule indicating the number of Shares owned by each director and executive officer who entered into a Stockholder Agreement).

(c)(4) Exclusivity Agreement, dated July 7, 1999, by and between Parent and the Company.

(d)    None.

(e)    Not applicable.

(f)    None.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999

                                          STERLING SOFTWARE, INC.

                                                 /s/ DON J. MCDERMETT, JR.
                                          By:__________________________________
                                            Name: Don J. McDermett, Jr.
                                            Title: Senior Vice President and
                                            General    Counsel

                                          STERLING SOFTWARE ACQUISITION CORP.

                                                 /s/ DON J. MCDERMETT, JR.
                                          By:__________________________________
                                            Name: Don J. McDermett, Jr.
                                            Title: Vice President

                               INDEX TO EXHIBITS

 Exhibit: Description:
 -------- ------------
 (a)(1)   Offer to Purchase dated July 21, 1999.

 (a)(2)   Letter of Transmittal.
 (a)(3)   Notice of Guaranteed Delivery.
 (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
 (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.
 (a)(6)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
 (a)(7)   Joint Press Release of Parent and the Company dated July 16, 1999.
 (a)(8)   Press Release of Parent dated July 21, 1999.
 (a)(9)   Summary Advertisement dated July 21, 1999.
 (b)      None.
 (c)(1) Agreement and Plan of Merger, dated as of July 15, 1999, by and among Parent, Purchaser and the Company.
 (c)(2) Form of Stockholder Agreement, dated as of July 15, 1999, by and among Parent, Purchaser and Norwest Equity Partners IV, Norwest
          Equity Partners V, St. Paul Fire and Marine Insurance Company and St.
          Paul Venture Capital IV L.L.C. (together with a schedule indicating the number of Shares owned by each such entity).
 (c)(3) Form of Stockholder Agreement, dated as of July 15, 1999, by and among Parent, Purchaser and all of the directors and certain of the executive officers of the Company (together with a schedule indicating the number of Shares owned by each director and executive officer who entered into a Stockholder Agreement).
 (c)(4) Exclusivity Agreement, dated July 7, 1999, by and between Parent and the Company.
 (d)      None.
 (e)      Not applicable.
 (f)      None.